Exhibit 99.1

Reitar Logtech and Solowin Holdings sign MOU for Potential Strategic Partnership

Intent to Invest up to US$150 Million to Jointly Build Tokenized Logistics Asset Ecosystem

Hong Kong, 9 September 2025 - Reitar Logtech Holdings Limited (NASDAQ: RITR)( “Reitar” or the “Company”), Asia’s leading integrated Property-Logistics Technology (PLT) solutions platform, today announced a comprehensive strategic partnership with Solowin Holdings (NASDAQ: SWIN). According to a non-binding Memorandum of Understanding (MOU) signed by both parties, Solowin’s USD-denominated fund Solomon Capital Fund SPC-Solomon Capital SP9 has expressed intent to make a strategic investment of up to US$150 million in Reitar’s logistics automation facilities, automated cold storage and related automated assets, to jointly explore logistics asset tokenization (RWA) and stablecoin application innovations.

This collaboration will fully integrate Reitar’s technological strengths in smart logistics with Solowin’s expertise in fintech and digital assets, jointly advancing the digital transformation of the logistics industry, particularly in market expansion across Southeast Asia and the Middle East. Reitar has already established its global second headquarters in Qatar and partnered with strategic collaborator NEXX Global, a company that previously signed a Memorandum of Understanding (MOU) with Qatar Navigation Q.P.S.C. (“Milaha”) and KEC (Hong Kong, formerly Kerry E-Commerce), to jointly promote the development of smart logistics and e-commerce in Qatar, fully committing to developing the markets in the Middle East and North Africa.

Strategic Cooperation

This strategic partnership covers three innovative areas:

1.

Logistics Asset Tokenization (RWA) Development

The parties will leverage Reitar’s physical assets including logistics automation facilities and automated cold storage, utilizing the technology platform of AlloyX Group (“AlloyX”) - a fintech company specializing in cross-border payments and institutional-grade asset tokenization stablecoin infrastructure in which Solowin has invested - to develop income right tokenization innovations. Tokenized assets will include stable income rights from logistics park rentals and cold chain service fees, providing investors with fractional investment opportunities.

2.

Stablecoin Ecosystem Development and Application

The cooperation will support Reitar’s planned issuance of the Hong Kong dollar stablecoin RHKD for logistics payment settlements and supply chain financial services. The RHKD stablecoin is intended to be structured to comply with Hong Kong’s “Stablecoin Ordinance” regulatory requirements, backed by 100% Hong Kong dollar reserves custodied by licensed banks, providing an efficient, low-cost payment tool for cross-border trade and supply chain settlements.

3.

Global Market Expansion and Digital Infrastructure Investment

The parties will jointly explore establishing a special investment fund in Qatar to focus on logistics digital infrastructure projects in the Middle East, supporting Reitar’s global development roadmap of expanding into Southeast Asian and Middle Eastern markets from its Hong Kong base.

Technical Implementation and Compliance Framework

The cooperation project will adopt institutional-grade blockchain infrastructure to ensure technical security and compliance:

●	Data Integration: Real-time collection of logistics asset data through IoT devices and on-chain recording to ensure transparent and trustworthy asset status

●	Compliance Assurance: Apply for relevant SFC licenses in Hong Kong, comply with the “Stablecoin Ordinance” requirements, and implement KYC/AML procedures

●	Ecosystem Cooperation: Leverage Solowin’s cooperative relationship with BC Technology Group (OSL) to provide compliant trading and custody services

Management Perspectives

Mr. John Chan, Chairman and Chief Executive Officer of Reitar Logtech, stated:

“We are delighted to establish a strategic partnership with Solowin Holdings. This investment not only provides us with capital support but, more importantly, brings fintech innovation capabilities. Through logistics asset tokenization and stablecoin applications, we believe this partnership has the potential to help reshape the logistics industry and create new value for investors and customers. This cooperation fully aligns with our global expansion strategy, particularly our development plans for the Middle Eastern and Southeast Asian markets. We believe that the integration of logistics and fintech could mark an important step in the evolution of our industry.”

Mr. Peter Lok, Chief Executive Officer of Solowin Holdings, stated:

“Reitar’s technological accumulation in smart logistics and physical assets provide an ideal foundation for our cooperation. By combining physical logistics assets with digital technology innovation, we can provide investors with new investment channels while improving capital efficiency in the logistics industry. We are optimistic about the development prospects of digital assets in Hong Kong and the Middle East region. This cooperation is an important step in our plan in RWA field.”

Market Prospects and Strategic Significance

According to industry data, the global RWA tokenization market size has grown from US$5 billion in 2022 to US$25.5 billion in 2025, an increase of 410%1. Logistics assets have become premium targets in the tokenization field due to their stable cash flow characteristics. This cooperation will drive the following innovations:

●	Financing Model Innovation: Open new financing channels through asset tokenization, reducing financing costs

●	Operational Efficiency Improvement: Utilize stablecoins to achieve real-time cross-border payment settlements, reducing transaction costs

●	Global Market Expansion: Leverage digital economic development opportunities in the Middle East and Southeast Asia regions to accelerate business planning

[1]	The Company has not independently verified this information, and there is no assurance that the market will grow as projected or that the Company will benefit from any such growth.

Illustrative Potential Implementation Timeline

Subject to the execution of definitive agreements and the successful consummation of the strategic partnership and investment, the parties envision a potential multi-phase implementation:

1.	Pilot Phase (2025-2026): Launch tokenization pilot at Reitar’s automated cold storage “Chillboxx” in Hong Kong

2.	Expansion Phase (2027-2028): Promote successful experience in Middle Eastern and Southeast Asian markets

3.	Globalization Phase (2029 onwards): Replicate the model in European and Latin American markets

About Reitar Logtech Holdings Limited (NASDAQ:RITR)

Reitar Logtech is Asia’s first integrated Property+Logistics Technology (PLT) solutions platform. The company focuses on improving the whole life cycle management of logistics assets through technological innovation, providing comprehensive services including investment development, operation management and digital upgrade. Through the integration of smart warehouse systems, IoT devices and data analysis platforms, Reitar is committed to optimizing logistics operation efficiency and achieving efficient resource allocation of the industrial chain.

About Solomon Capital SP

Solomon Capital SP is a U.S. dollar–denominated investment fund of Solowin Holdings. The fund targets data science, real estate, and logistics opportunities, with a core mandate to tokenize real-world assets (RWA) and connect high-quality private real estate with global investor demand.

Backed by its recent MOU with CITIC Contracting Company to develop digital infrastructure in Saudi Arabia, Solomon Capital SP forms a key pillar of a broader strategy aligned with Saudi Vision 2030—modernizing traditional asset classes, enhancing market access, and accelerating capital formation through compliant, technology-driven structures.

About Solowin Holdings (NASDAQ: SWIN)

Solowin Holdings is an international financial services group whose businesses cover traditional securities brokerage, investment consulting, digital asset trading and asset management. Committed to technology-driven solutions, it connects global investors with investment opportunities in both traditional finance and digital asset fields. Its Solomon Capital fund series focuses on investments in innovative technology, digital infrastructure and real-world asset (RWA) tokenization.

Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, actual results may differ materially from the anticipated results. The Company encourages investors to review other factors that may affect its future results in the Company’s other filings with the SEC.

In addition to the risk factors disclosed in the Company’s filings with the SEC, the forward-looking statements in this press release are subject to specific risks and uncertainties, including, but not limited to: (i) the fact that the MOU is non-binding and there is no guarantee that definitive agreements will be signed or that the proposed transaction will be completed on the current terms, or at all; (ii) risks related to the nascent and evolving regulatory landscape for digital assets, asset tokenization, and stablecoins in Hong Kong, the Middle East, and other jurisdictions; (iii) the technical, operational, and market acceptance risks associated with developing and launching a tokenization platform and a stablecoin; and (iv) risks associated with expanding into new geographic markets, including Southeast Asia and the Middle East.

Media Inquiries:

Ms. Crystal Yip

Tel: 9587 3234 / 3461 3661

Email: crystalyip@arecommtech.com

Ms. Chelsie Tam

Tel: 6094 3336 / 3461 3750

Email: chelsietam@arecommtech.com

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